EXHIBIT 99.1

HEXO Announces Appointment of John K. Bell as Chair of Board of Directors

GATINEAU, Quebec, Dec. 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NASDAQ: HEXO), a leading producer of high-quality cannabis products, today announced the appointment of John K. Bell as Chair of the Board of Directors, effective December 14, 2021.

“A key priority for the Company is to enhance its corporate governance and John brings a tremendous amount of experience to this role,” said Scott Cooper, President and CEO of HEXO. “John’s strong financial background and experience in the cannabis sector make him ideally suited as we move forward with our new plan to solidify our position as Canada’s leading cannabis company.”

“HEXO has a strong foundation with unique capabilities and assets based on its recent acquisitions to accelerate growth and build market share,” said John Bell. “I am looking forward to working with the rest of the Board and the leadership team as they strengthen their balance sheet and implement their new strategic plan for growth.”

John Bell, FCA, FCPA, ICD.D has a distinguished 40-year career of business success including executive management, corporate governance, financing and M&A. John is currently Chairman of Stack Capital, Pure Jamaican Limited and a board member of Cure Pharmaceutical. John was also a member and Chair of the Board at Canopy Growth between 2014 and 2020. In his stewardship as Chair, they grew the company to a market cap of $20 billion.

John was the founder, owner, and CEO of Shred-Tech, a global manufacturer of shredding and recycling equipment and creator of the mobile shredding industry. After selling Shred-Tech to a public company in 1995, he became owner and CEO of Polymer Technologies Inc. a global manufacturer of auto-parts; later served as Chairman and principal shareholder of BSM Technologies Inc. (TSX) a fleet management Company, and CEO and director of ATS Automation (TSX) with 23 plants globally.

HEXO would like to thank Dr. Michael Munzar for his dedication to HEXO as Chair and for helping to guide HEXO as it grew from a start-up to the market leader, as he steps down from the Board of Directors.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:
Investor Relations:
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com